EXHIBIT 99.1

Student Transportation Inc. Announces Three Conversions, New Ground Covered

Contracts Add Over $11M in Annualized Revenue and Open Up New State for Company

WALL, N.J., July 8, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), announced that it has recently completed negotiations for the conversion of three school district transportation systems in Pennsylvania, Vermont, and Idaho. The company defines "conversions" as the shift from publicly-operated fleets to a contracted model. The three new, long-term contracts will add over 290 vehicles and increase current fiscal year revenues by $11 million annually. The contracts all include annual increases and two of the three customers will be supplying the fuel for their contracts.

Commenting on the new contracts, STI CEO Denis Gallagher said, "These conversions are true public-private partnerships. We will be operating from the district's facility, hiring the employees into our local family of companies, and increasing the quality, efficiency, and communication throughout these transportation systems by providing new technology and training." While the Pennsylvania and New Hampshire contracts add to the existing regional density of the company's operations in those states, the largest of the contracts opens up a new state in Idaho.

The West Ada School District, located just outside Boise in Meridian, Idaho, is the fastest growing and largest school district in the state. Recent expansion by technology companies and other businesses in the area have helped spur growth in the region. STI will begin providing service in the 2014-2015 school year and, over time, will help the school upgrade its fleet of vehicles as well.

"West Ada provides a tremendous opportunity to showcase how we work together with our school districts to improve their transportation operations and bring in the necessary new capital for new vehicles," added Gallagher.  "School district owned fleets across the country continue to get older and the cost to run them is increasingly expensive. The plan here is to use their fleet initially and then begin a transition to our newer fleet over the term of the contract." Gallagher continued that he would like to see more school boards and states leverage a public-private partnership like this that can utilize school-owned facilities combined the company's expertise and access to capital markets.

STI previously announced new contract awards for the coming school year in California, Pennsylvania and New York. The company is still in competition for new contracts and will announce the awards shortly.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Patrick Gallagher
         Manager of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com